02058796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

____
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, September 18, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: ______________________
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________________, _____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Yield Table - Bond A-1

WELLS FARGO 2002-F - SENIOR NWAC PASS-THROUGH
Settle as of 09/26/02

Bond Summary - Bond A-1			
Fixed Coupon:	5.638		
Orig Bal:	288,923,000		
Factor:	1.0000000		
Factor Date:	09/25/02	Next Pmt:	10/25/02
Delay:	24	Cusip:	G3

	0.00 CPR		15.00 CPR		25.00 CPR		35.00 CPR		50.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-14	4.78006	11.11	4.99185	4.14	4.92571	2.74	4.74105	1.97	4.30424	1.30
Average Life	18.9		5.4		3.3		2.2		1.4	
First Pay	10/25/02		10/25/02		10/25/02		10/25/02		10/25/02	
Last Pay	08/25/32		08/25/32		08/25/32		08/25/32		08/25/28	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.9292	3.2927	3.7231	4.1301	4.5305	4.8110	5.1919	5.6920
Coupon		3.3750			4.3750		4.8750	5.3750